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                            November 16, 2020

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 2,
2020
                                                            File No. 000-56193

       Dear Mr. Silbert:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Exhibit 99.1
       Recent Sales of Unregistered Shares, page 82

   1. We note your response to comment 7 in our letter dated July 22, 2020. Please provide us the following
additional information regarding your private placements and legend removal practice:
                                                            Please tell us
whether and to what extent on a percentage basis the original purchasers of
Shares in the private placements had transferred or were otherwise no longer the owner
of those Shares at the time the transfer restriction legends were removed.
                                                            Please tell us how
many purchasers have participated in the private placements
                                                             and the average
number of Shares purchased by each purchaser. Please also tell us whether the same
purchasers participate in multiple private placements.
 Barry Silbert
Grayscale Investments, LLC
November 16, 2020
Page 2
                We note that in assessing whether legend removal is appropriate outside counsel requires a representation that the Sponsor is aware of no circumstances in which the
              Shareholder would be considered an underwriter or engaged in the distribution of securities for the Trust. Please describe the analysis, processes and procedures the
              Sponsor undertakes to make this representation.
                Although legends are removed without individual requests from holders and without any indication that the holders intend to transfer their Shares, we note the representation that the Sponsor consents to the transfer of Shares. Please describe any procedures the Sponsor has in place to ensure that a holder is not an affiliate at the time of transfer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Justin Dobbie, Legal Branch Chief, at (202) 551-3469.



FirstName LastNameBarry Silbert                                Sincerely,
Comapany NameGrayscale Investments, LLC
                                                               Division of
Corporation Finance
November 16, 2020 Page 2                                       Office of
Finance
FirstName LastName